SECURITII N

06002245

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 29751

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investor Service Center, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Malley (212) 363-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2006
WASH. D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas O'Malley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investor Service Center, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer
Title

Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 20 07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER LLP

Certified Public Accountants

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of
WINMILL & CO. INCORPORATED)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2005

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors of
Investor Service Center, Inc.

We have audited the accompanying statement of financial condition of Investor Service Center, Inc. (a wholly-owned subsidiary of Winmill & Co. Incorporated) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investor Service Center, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 10, 2006

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents *(Note 1)*	$ 1,421,338
Investments *(Note 2)*	10,718,667
Receivables from affiliated mutual funds	
Distribution fees	28,932
Recordkeeping fees	8,829
Due from parent	80,897
Prepaid expenses and other assets	24,094
Furniture and equipment, less accumulated depreciation of $145,032	1,022
Total assets	$12,283,779

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable for security purchased	$ 897,898
Accounts payable and other liabilities	38,938
Payable to parent and affiliates	341,463
Deferred tax liabilities *(Note 4)*	1,937,764
Total liabilities	3,216,063
Stockholder's Equity *(Note 3)*	
Common stock, $.01 par value	
1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	6,060,379
Retained earnings	3,007,336
Total stockholder's equity	9,067,716
Total liabilities and stockholder's equity	$12,283,779

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Investor Service Center, Inc. (***"ISC"*** or the ***"Company"***) is a wholly-owned subsidiary of Winmill & Co. Incorporated ***("Winco")***. ISC provides distribution services to the Midas Funds (the ***"Funds"***), a family of open-end mutual funds managed by Midas Management Corporation ***("MMC")***, a subsidiary of Winco. The Company is registered under the Securities Exchange Act of 1934 as a broker/dealer.

ACCOUNTING ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

INVESTMENTS

Investments are stated at market value. Unrealized gains and losses on marketable securities are recognized in the statement of income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided by the straight-line method over an estimated useful life of 3 - 10 years.

INCOME TAXES

The Company files consolidated Federal, state and local income tax returns with Winco and certain other wholly-owned subsidiaries of Winco. It is the policy of Winco to allocate the applicable Federal and state taxes (benefits) to each subsidiary on a separate return basis.

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, ***"Accounting For Income Taxes."*** This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

CASH AND CASH EQUIVALENTS

Investments in money market funds and short-term investments and other marketable securities maturing in 90 days or less are considered to be cash equivalents. At December 31, 2005, the Company held $384,221 in an affiliated money market fund.

(2) INVESTMENTS

At December 31, 2005 investments consisted of the following:

	Cost	Market Value
Common stock of publicly traded affiliates:		
Bexil Corporation	$1,988,724	$ 7,569,896
Tuxis Corporation	2,365,112	1,684,991
Foxby Corp.	1,457,107	1,300,110
Global Income Fund, Inc.	14,447	13,343
	5,825,390	10,568,340
Other equity securities	167,023	150,327
	$5,992,413	$10,718,667

Certain officers and directors of the Company also serve as officers and or directors of Bexil Corporation, Tuxis Corporation, Foxby Corp., and Global Income Fund, Inc. The investments in Bexil Corporation, Tuxis Corporation, and Foxby Corp. represent approximately 25%, 23%, and 24% of the outstanding shares of each company, respectively.

On December 20, 2005, the Company entered into a Stock Purchase Agreement ("Agreement") to purchase 397,300 shares of Foxby Corp. from Richard J. Shaker, d/b/a Shaker Financial Services ("Seller"). Foxby is a closed-end management investment company advised by CEF Advisers, Inc., an affiliate of the Company and a wholly owned subsidiary of Winco.

(3) NET CAPITAL AND REGULATORY REQUIREMENTS

The Company is a member firm of the National Association of Securities Dealers, Inc. ***("NASD")*** and is registered with the Securities and Exchange Commission as a broker/dealer. Under its membership agreement with the NASD, the broker/dealer must maintain net capital, as defined, of not less than $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2005, the Company had net capital, as defined, of $663,857, which exceeded its net capital requirement of $100,000 by $563,857. The ratio of aggregate indebtedness to net capital was approximately 1.93 to 1.

(4) INCOME TAXES

Deferred tax liabilities are comprised of the following at December 31, 2005:

Unrealized gains on investments	$1,937,764